Exhibit 3.3
BOXLIGHT CORPORATION
CLAWBACK POLICY

I. Purpose
Boxlight Corporation (the “Company”) is establishing this clawback policy to appropriately align the interests of the executives of the Company, who have been designated as Executive Officers, with those of the Company. This policy has been approved by the Board and is effective as of the Effective Date.
II. Administration
This policy shall be administered by the Board, which shall have authority to (i) exercise all of the powers granted to it under the policy, (ii) construe, interpret and implement this policy, (iii) make all determinations necessary or advisable in administering this policy, and (iv) amend this policy, including to reflect changes in applicable law.
III. Recoupment
If (i) the Company is required to undertake an accounting restatement due to the Company’s material noncompliance, whether or not as a result of any fault or misconduct by an Executive Officer, with any financial reporting requirement under the U.S. federal securities laws, (ii) an Executive Officer engages in Misconduct, or (iii) an Executive Officer breaches in any material respect a restrictive covenant set forth in any agreement between the Executive Officer and the Company, including but not limited to, a breach in any material respect of a confidentiality provision (any such event under clause (i), (ii), or (iii), a “Clawback Event”), then the Board may, in its sole discretion, to the extent permitted by applicable law, seek to recover all or any portion of the Recoverable Amounts awarded to any such Executive Officer after the Effective Date.
In determining the appropriate action to take, the Board may consider such factors as it deems appropriate, including:
-    the associated costs and benefits of seeking the Recoverable Amounts,
-    the requirements of applicable law,
-    the extent to which the Executive Officer participated or otherwise bore responsibility for the Clawback Event, and
-     the extent to which the Executive Officer’s current compensation may or may not have been impacted had the Board, or the Compensation Committee of the Board, known about the Clawback Event.
In addition, the Board may, in its sole discretion, determine whether and to what extent additional action is appropriate to address the circumstances surrounding the Clawback Event so as to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.
Nothing in this policy will limit in any respect (i) the Company’s right to take or not to take any action with respect to any Executive Officer’s or any other person’s employment or (ii) the obligation of the Chief Executive Officer or the Chief Financial Officer to reimburse the Company in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, as amended. Any determination regarding this policy and any application and implementation thereof need not be uniform with respect to each Executive Officer, or payment recovered or forfeited under this policy.
To the extent permitted by applicable law, the Board may seek to recoup Recoverable Amounts by all legal means available, including but not limited to, by requiring any affected Executive Officer to repay such amount to the Company, by set-off, by reducing future compensation of the affected Executive Officer, or by such other means or combination of means as the Board, in its sole discretion, determines to be appropriate.
IV. Disclosure
If the Board determines that a Clawback Event has occurred that is subsequently disclosed by the Company in a public filing required under the Exchange Act (a “Disclosed Event”), the Company will disclose in the proxy statement relating to the year in which such determination is made (i) if any amount is clawed back from an Executive Officer and the aggregate amount clawed back or (ii) if no amount is clawed back from the Executive Officer as a result of the Disclosed Event, the fact that no amount was clawed back.
V. Definitions
For purposes of this policy, the following terms shall have the following meanings:
1) “Board” means the Board of Directors of the Company.
2) “Effective Date” means November 30, 2023
3) “Exchange Act” means the Securities Exchange Act of 1934, as amended.
4) “Executive Officer” means each current and former “officer,” as defined in Rule 16a-1 under the Exchange Act, and any other senior executive as designated by the Board.
5) “Misconduct” means, with respect to an Executive Officer, the occurrence of any of the following events, as reasonably determined by the Board in its discretion:
(i) the Executive Officer’s conviction of, or plea of nolo contendere to, any felony (other than a vehicular-related felony);
(ii) the Executive Officer’s commission of, or participation in, intentional acts of fraud or dishonesty that in either case results in material harm to the reputation or business of the Company;
(iii) the Executive Officer’s intentional, material violation of any term of the Executive Officer’s employment agreement with the Company or any other contract or agreement between the Executive Officer and the Company or any statutory duty the Executive Officer owes to the Company that in either case results in material harm to the business of the Company;
(iv) the Executive Officer’s conduct that constitutes gross insubordination or habitual neglect of duties and that in either case results in material harm to the business of the Company;
(v) the Executive Officer’s intentional, material refusal to follow the lawful directions of the Board, the Company’s Chief Executive Officer, or his or her direct manager (other than as a result of physical or mental illness); or

(vi) the Executive Officer’s intentional, material failure to follow, or intentional conduct that violates (or would have violated, if such conduct occurred within ten (10) years prior to the Effective Date and has not been previously disclosed to the Company), the Company’s written policies that are generally applicable to all employees or all officers of the Company and that results in material harm to the reputation or business of the Company; provided, however, that willful bad faith disregard will be deemed to constitute intentionality for purposes of this definition.
6) “Recoverable Amounts” means (i) any equity compensation (including stock options, restricted stock, restricted stock units, and any other equity awards) awarded after the Effective Date or (ii) any severance or cash incentive-based compensation (other than base salary) awarded after the date on which restatement of the Company’s financial statements is required, to the extent permitted under applicable law.